

December 11, 2013

Via Email
Jeffrey A. Agosta
Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

      Re: Devon Energy Corporation
               Form 10-K for Fiscal Year Ended
               December 31, 2012
               Filed February 21, 2013
               File No. 001-32318

Dear Mr. Agosta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Items 1 and 2. Business and Properties

Acreage Statistics, page 11

1.   We note that approximately 3.8 billion net acres (or approximately 27% of your total net acreage) is scheduled to expire by December 31, 2015. Please provide expanded disclosure explaining what actions are planned regarding expiring acreage. With your response, please tell us whether delay rentals are available for expiring undeveloped acreage and whether the related fees are material. In addition, please disclose the quantities of proved undeveloped reserves attributable to the expiring acreage and describe the progress you have made toward conversion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of 2012 Results, page 23

2.   We note you present "Operating Margin per BOE" as part of the tabular disclosure on page 23 of your filing. It appears that this is a non-GAAP measure. However, it does not appear that a reconciliation to the most directly comparable GAAP-basis measure has been presented in your filing as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise this disclosure accordingly.

3.   The title of the non-GAAP measure "Operating Margin per BOE" may be considered confusingly similar to titles or descriptions used for GAAP-basis financial measures. Please revise. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

4.   We note the disclosure on page 24 of your filing stating that you replaced 152% of your production from extensions, discoveries, and revisions other than price. In addition to the disclosure provided, please tell us how you considered presenting reserve replacement information based on all causal factors resulting in changes to your proved reserves.

Non-GAAP Measures, page 43

5.   We note your disclosure stating that the non-GAAP measure "Adjusted Earnings" represents net earnings excluding certain non-cash or non-recurring items. However, it does not appear that the characterization of certain line items as non-recurring is appropriate. For example, we note the adjustments for restructuring costs in each of the three fiscal years ended December 31, 2012 and the adjustments for U.S. income taxes on foreign earnings in each of the two fiscal years ended December 31, 2011. Please revise your disclosure to comply with Item 10(e)(1)(ii)(B) of Regulation S-K. For additional guidance, refer to Question 102.03 of the Compliance & Disclosure Interpretation regarding Non-GAAP Financial Measures.

6.   We note that you have presented "Adjusted Cash Flow" in your filing which appears to be a non-GAAP liquidity measure. Please tell us how you considered the guidance per Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits the exclusion of charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. For example, it appears the adjustment for restructuring charges relates to an item requiring cash settlement.

7.   We note the non-GAAP measures "Adjusted Earnings" and "Adjusted Cash Flow" both include an adjustment captioned "income tax accrual adjustment." Please provide us with a description of the nature of this line item.

8.   With a view toward future disclosure, please provide expanded disclosure explaining the reasons why you believe each of the non-GAAP financial measure presented in your filing provides useful information to investors regarding your financial condition and

results of operations and identifying the additional purposes for which you use these non-GAAP financial measures. Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 6 – Income Taxes, page 66

9.   We note your disclosure stating that approximately $5.5 billion was deemed to be indefinitely reinvested into the development and growth of your Canadian business as of December 31, 2012. Your disclosure also states that it is not practical to estimate the U.S. income taxes and foreign withholding taxes if such earnings were to be repatriated. Please provide us with a detailed explanation supporting this assertion considering that you disclosed your expectation to repatriate approximately $2.0 billion to the United States in the following quarter (i.e., as part of your Form 10-Q for the quarter ended March 31, 2013). Refer to FASB ASC 740-30-50-2.

10.   We note the disclosure in your Form 10-Q for the quarter ended September 30, 2013 stating that approximately $4.8 billion of unremitted foreign earnings was deemed to be indefinitely reinvested into your Canadian business. Please tell us how the repatriation in the fiscal quarter ended June 30, 2013 impacted your ability to estimate the amount of the unrecognized deferred tax liability related to such earnings. With your response, please also address the deferred tax liability recognized for unremitted foreign earnings not deemed to be indefinitely reinvested.

Note 22 – Supplemental Information on Oil and Gas Operations (Unaudited), page 87

Capitalized Costs, page 89

11.   Please expand your disclosure regarding oil and gas properties not subject to amortization to provide a description of the current status of significant properties or projects, including the anticipated timing of the inclusion of the costs in the amortization computation. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X.

Standardized Measure, page 97

12.   Disclosure on page 97 of your filing indicates that your standardized measure of discounted future net cash flows as of December 31, 2012 was approximately $13.2 million. This amount appears to be less than the net carrying value of your oil and gas properties, as reported on your consolidated balance sheet as of December 31, 2012. Please provide us with a summary, by cost center, of your ceiling test calculations as of December 31, 2012. Where applicable, please reconcile amounts used in the calculation to your balance sheet or standardized measure, as appropriate.

13.   It appears that you have presented non-GAAP disclosures as part of this footnote to your financial statements. Please revise to comply with the guidance per Item 10(e)(5) of Regulation S-K which states that non-GAAP measures should be presented outside of the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief